

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Sung Lee
Chief Financial Officer
MorphoSys AG
Semmelweisstrasse 7
82152 Planegg, Germany

> **Re: MorphoSys AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 15, 2021**
> **File No. 001-38455**

Dear Mr. Lee:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Note 4 - Collaboration and License Agreement with Incyte, page F-52

1. We note that in January 2020 you entered into a collaboration and license agreement with Incyte, where you received a $750 million upfront payment and an additional payment of $150 million for 3,629,764 new ADSs. In connection with the agreement you recognized $48.9 million as a current financial asset, $588.3 million as a non-current financial liability, $1.0 million in common stock, $90.7 million in additional paid-in capital and $268.9 million as revenues. Please address the following and cite the authoritative literature upon which you relied:

    • Explain why your recorded a financial asset and financial liability in connection with the collaboration and license agreement. Also explain why the financial asset is subsequently measured at fair value and the liability is subsequently measured at amortized cost.

- Tell us why the residual amount of $268.9 million was entirely recognized as the marketing license for tafasitamab outside the U.S.
- Tell us how you accounted for the premium that Incyte agreed to pay for your ADSs on the date of the agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences